Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

June 21, 2021

VIA EDGAR TRANSMISSION

Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 53 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377

Dear Mr. Be:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 4, 2021 with respect to the Amendment and the Trust’s series, the ZEGA Buy & Hedge ETF (the “Fund”). Please note that subsequent to the filing of the Amendment, the Trust determined to change the name of the Fund from the “ZEGA Buy & Hedge ETF” to the “ZEGA Buy and Hedge ETF” and will incorporate that change in a post-effective amendment to the Trust’s registration statement that will also incorporate changes made in connection with the comments set forth below. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.Provide the completed Fees and Expenses Table and Expense Example prior to effectiveness. Also, explain how the operating expenses were estimated and determined to be a reasonable estimate of the Fund’s expenses for the current fiscal year.
Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.
The Trust responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The sample portfolio holdings were evaluated to determine the potential for additional fees from investments. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.
2.With a view to potential risk disclosure, provide supplemental information to the Staff regarding the Sub-Adviser’s experience managing similar strategies, in pooled investment vehicles or otherwise, and discuss the Sub-Adviser’s resources, systems, research capabilities and personnel, generally.
Response: The Trust responds by supplementally noting that the Sub-Adviser currently manages approximately $250 million in assets for approximately 800 accounts in the ZEGA Buy and Hedge Retirement Strategy on a fully discretionary basis with substantially similar objectives, policies and investment strategies to be employed by the Sub-Adviser to manage the Fund. Currently, the Sub-Adviser does not manage a pooled investment vehicle employing the Fund’s proposed strategy. The Sub-Adviser utilizes various systems (Morningstar, Blaze Portfolios, Hexaview Software, Dropbox) and custodian applications (Pipes or Schwab Advisor Client) to monitor portfolio positions and accounts in the strategy. All portfolio positions are monitored by trading systems (such as Morningstar and Pipes) depending on the custodian and prime broker. Custodians also provide sites or applications to use for research, quotes, monitoring, and trading. The Sub-Adviser’s portfolio management and trading team have extensive options experience with a combined 80+ years of trading and investing in options. The Trust believes the Sub-Adviser has sufficient resources and the infrastructure necessary to meet its obligations and perform its duties with respect to the management of the Fund. In addition, the Trust notes that, as disclosed in the Prospectus, while the Sub-Adviser will be responsible for the day-to-day management of the Fund’s portfolio, including determining the securities purchased and sold by the Fund, the Adviser will be responsible for trading the portfolio securities for the Fund.

The Trust also responds by modifying the “Management Risk” in Items 4 and 9 as follows:
“Management Risk. The Fund is actively-managed and may not meet its investment objective based on the Sub-Adviser’s success or failure to implement investment strategies for the Fund. Although the Sub-Adviser has experience managing separate accounts employing the Fund’s strategy, the Sub-Adviser may not be able to replicate the historical performance of the strategy.”
Principal Investment Strategies
3.With respect to the statement that the “Sub-Adviser may “ladder” the Fund’s option positions,” explain in plain English how “laddering” works.
Response: The Trust responds by revising the disclosure as follows:
“The Sub-Adviser may “ladder” the Fund’s option positions. “Laddering” is an investment technique that utilizes multiple option positions over multiple expiration dates, to avoid the risk of reinvesting a large portion of assets in an unfavorable financial environment, as well as creating more opportunities to roll hedges and secure gains during extended periods of market appreciation. The Sub-Adviser will ladder the Fund’s S&P 500 option positions by investing in options with multiple expiration dates over a 12-month period using at least two intervals or “rungs.” By regularly rebuilding each ladder rung as options expire, the Sub-Adviser will seek to achieve ~~invest in~~ additional equity exposure as markets experience reduced prices (essentially buying on dips), or realize gains as market prices increase and as hedged positions are reestablished at higher levels.”
4.In the next paragraph, the Fund discusses investing in “fixed income and other income producing securities.” Please explain the purpose of these investments since investing in fixed income will not create S&P 500 exposure.
Response: The Trust responds by revising the disclosure as follows:
“The Fund will invest significantly in fixed income and other income producing securities through ETFs or other investment companies, or through direct investments. The Fund’s fixed income investments may include below investment grade debt securities (often referred to as “high yield” or “junk” bonds). The Fund’s fixed income investments aim to generate income as a means of offsetting expenses associated with the cost of purchasing options. The Fund may purchase put options as a means of hedging to provide downside protection on the underlying holdings in the income portion of the Fund’s portfolio. ~~The Fund may also invest directly in fixed income and other income producing securities, including preferred shares~~.”
5.In the same paragraph, with respect to the last sentence regarding the Sub-Adviser’s determination of hedging positions, please explain how the Sub-Adviser will make such determinations.
Response: The Trust responds by removing the last sentence of the paragraph and supplementally notes that the Fund’s hedging positions are discussed in the “Principal Investment Strategies” section, specifically the use of S&P 500 option positions and put options on the income position of the Fund’s portfolio, including disclosure regarding how the Sub-Adviser determines to buy and sell those positions.
6.In the paragraph that discusses the Sub-Adviser’s buy and sell decisions, discuss in more detail how these rules will work in selecting the securities to buy and sell.
Response: The Trust responds revising the disclosure as follows:
“The Sub-Adviser makes buy and sell decisions for the Fund based on a set of defined rules established by the Sub-Adviser’s investment committee, including proprietary quantitative models as well as information and data supplied by third parties (“Models and Data”), which may be revised from time to time ~~based on market and option data with a priority given to risk management~~. With regard to buy and sell decisions, the Sub-Adviser’s investment committee considers option data and probabilities, along with the ability to manage the risk of a position. For fixed income investments, the investment committee assesses a position’s ability to have a viable hedge that limits risk while producing desired revenue. For S&P 500 options, the investment committee typically adds new purchased call options to the portfolio when the market value of the S&P 500 materially declines. When new call options are purchased during market declines, the Sub-Adviser still intends to limit the Fund’s S&P 500 option positions to only approximately 8-10% of the Fund’s portfolio over a 12-month period. When the market value of the S&P 500 appreciates, the S&P 500 options generally increase in value. If the value of the Fund’s S&P 500 options materially exceed the 8-10% target, the Sub-Adviser will simultaneously sell the S&P 500 options with higher market values in the Fund’s portfolio and purchase new S&P 500 options that have a lower premium to bring the Fund’s S&P 500 options holdings in-line with the 8-10% target.”
7.With respect to the paragraph that begins, “By using a combination of options and fixed income positions…”, explain how the Fund will position itself to achieve that hedging effect. Discuss in more detail the level of exposure to loss the Fund may be exposed to as a result of this option strategy.
Response: The Trust responds by revising the disclosure as follows:
“By using a combination of options and fixed income positions, the Sub-Adviser seeks to limit the loss~~es~~ exposure of the Fund portfolio holdings. ~~when the performance of the S&P 500 declines by more than 8%-10%. The cost of the Fund’s hedging positions, however, will limit the Fund’s ability to achieve returns equal to the gains experienced by the S&P 500.~~ The Sub-Adviser limits the Fund’s purchases of S&P 500 options to no more than 8-10% of the Fund’s portfolio over any 12-month period. This limitation aims to restrict the Fund’s exposure to major declines in the market value of the S&P 500 as the most a purchased call option can lose is the amount paid for the call (also known as the premium). As a result, the Sub-Adviser seeks to limit the level of exposure to loss with respect to that portion of the Fund’s portfolio holding S&P 500 options to 8-10% over any 12-month period. The portion of the Fund’s portfolio holding S&P 500 options may experience a loss of more than 8-10% in a single month or quarter; however, over the prior 12-month period the Sub-Adviser’s strategy aims to limit losses within the 8-10% target range. During periods where the market value of the S&P 500 experiences multiple years of double-digit losses, the portion of the Fund’s portfolio holding S&P 500 options may experience losses of 8-10% in consecutive 12-month periods.
The portion of the Fund’s portfolio holding fixed income investments also has risk of loss exposure. The Sub-Adviser seeks to hedge this risk of loss exposure by purchasing put options that are directly correlated to the underling fixed income investments held in the Fund’s portfolio. The underlying fixed income investments held in the Fund’s portfolio may experience losses, but the Sub-Adviser seeks to limit those losses to 10% through the Fund’s investments in purchased put options.
The Fund may simultaneously experience losses in both its S&P 500 option positions and fixed income investments. This may result in the Fund’s total portfolio experiencing losses in excess of the 8-10% target range over a 12-month period.
The Sub-Adviser’s options hedging strategy has costs and the Fund typically experiences such costs in the form of option time decay. Option time decay is a measure of the rate of decline in the value of an option contract due to the passage of time. The cost of the Fund’s S&P 500 options can limit the Fund’s ability to achieve returns equal to the gains experienced by the S&P 500.”
Principal Investment Risks
8.Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s NAV, yield, and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. The Staff would expect given the Fund’s options exposure, related risks would have a primary ordinal position.
Response: The Trust has revised the “Derivatives Risk” which includes “Options Risk,” to “Associated Risks of Investing in Derivatives” and has moved the risk to be the first risk listed.
9.In the Fund’s “ETF Risk – Cash Redemption Risk,” highlight the consequences to investors of this risk (e.g., tax consequences, less cash efficiency).
Response: The Trust responds by revising the last sentence of the risk as follows:
“As a result, the Fund may have less cash efficiency and pay out higher annual capital gain distributions to shareholders than if the in-kind redemption process was used.”
10.In the Fund’s “High Yield Risk” disclosure, explain supplementally, with a view towards disclosure, the role of high yield securities in the Fund’s strategy. To the extent this is part of the Fund’s principal strategy, include appropriate disclosure.
Response: The Trust responds by supplementally explaining that a diversified set of high yield bonds may be included in the income portion of the Fund’s portfolio and that investments in high yield bonds, either directly or indirectly through ETFs or other investment companies, will be disclosed as part of the Fund’s principal investment strategy.

The Trust further responds that the response to Comment 4 incorporates the following additional disclosure in the “Principal Investment Strategies” section: “The Fund’s fixed income investments may include below investment grade debt securities (often referred to as “high yield” or “junk” bonds).”
11.The Fund’s “Models & Data Risk” disclosure discusses “Models and Data” not mentioned in the Fund’s investment strategy section. Please confirm whether this risk is applicable, and if so, discuss in the strategy section the models and data relied upon by the Sub-Adviser.
Response: The Trust responds by confirming that the “Models and Data Risk” is applicable and has revised the Fund’s investment strategy to include the following:
“The Sub-Adviser makes buy and sell decisions for the Fund based on a set of defined rules established by the Sub-Adviser’s investment committee, including proprietary quantitative models as well as information and data supplied by third parties (“Models and Data”), which may be revised from time to time.”
The Trust also responds by revising the “Models and Data Risk” as follows:
“Models and Data Risk. The composition of the Fund’s portfolio is heavily dependent on Models and Data ~~proprietary quantitative models as well as information and data supplied by third parties (“Models and Data”)~~. When Models and Data prove to be incorrect or incomplete, any decisions made in reliance thereon may lead to the inclusion or exclusion of securities from the Fund’s portfolio universe that would have been excluded or included had the Models and Data been correct and complete.”

Sincerely,
/s/ Alia Vasquez
Alia Vasquez
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.07%
Total Annual Fund Operating Expenses	1.02%

1 Estimated for the current fiscal year.

Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$104	$325

A-1